Filed Pursuant to Rule 433

Registration Statement No. 333-193384

October 31, 2016

AXIS Capital Holdings Limited

22,000,000 DEPOSITARY SHARES EACH REPRESENTING 1/100th INTEREST

IN A 5.50% SERIES E PREFERRED SHARE

This term sheet should be read together with AXIS Capital Holdings Limited’s preliminary prospectus supplement dated October 31, 2016 to the prospectus dated January 16, 2014.

Issuer:	AXIS Capital Holdings Limited

Security Type:	Depositary Shares, each representing 1/100th interest in a share of the Issuer’s 5.50% Series E Preferred Shares

Anticipated Ratings (Moody’s /S&P):*	Baa3 (Moody’s) / BBB (S&P)

Size:	22,000,000 Depositary Shares ($550,000,000 aggregate liquidation preference); or
24,000,000 Depositary Shares ($600,000,000 aggregate liquidation preference) if the underwriters exercise their option to purchase additional Depositary Shares in full

Over-Allotment Amount:	2,000,000 Depositary Shares

Trade Date:	October 31, 2016

Settlement Date:	November 7, 2016 (T+5)

Maturity Date:	Perpetual

Liquidation Preference:	$2,500 per Series E Preferred Share (equivalent to $25 per Depositary Share)

Dividend Payment Dates:	Dividends on the Series E Preferred Shares represented by Depositary Shares will be payable on a non-cumulative basis only when, as and if declared by the Issuer’s board of directors, quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on January 15, 2017. Upon the payment of any dividends on the Series E Preferred Shares, holders of Depositary Shares will receive a related proportionate payment.

Dividend Rate:	5.50% of the liquidation preference per annum (equivalent to $137.50 per Series E
Preferred Share and $1.375 per Depositary Share). Assuming an initial issue date of
November 7, 2016, the dividend for the initial dividend period will be $25.97 per
Series E Preferred Share and $0.2597 per Depositary Share.

Optional Redemption:	On and after November 7, 2021, the Issuer may redeem the Series E Preferred Shares represented by the Depositary Shares, in whole or in part, at any time, at a redemption price of $2,500 per Series E Preferred Share (equivalent to $25 per Depositary Share), plus declared and unpaid dividends, if any, to, but excluding, the date of redemption.
At any time

prior to November 7, 2021, the Issuer may redeem the Series E Preferred Shares represented by the Depositary Shares in whole at a redemption price of $2,600 per
Series E Preferred Share (equivalent to $26 per Depositary Share), plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, only if the Issuer submits to the holders of its common shares a proposal for an amalgamation or merger or if the Issuer submits any proposal for any other matter that requires, as a result of a change in Bermuda law after the date of the prospectus supplement, for its validation or effectuation an affirmative vote of the holders of the Series E Preferred Shares at the time outstanding, whether voting as a separate series or together with any other series or class of preference shares as a single class. In addition, following the occurrence of a tax event or within 90 days following the occurrence of a capital redemption trigger date (each as defined in “Description of the Series E Preferred Shares—Redemption”
in the preliminary prospectus supplement), the Issuer may redeem the Series E
Preferred Shares represented by the Depositary Shares, in whole or in part, at a redemption price of $2,500 per Series E Preferred Share (equivalent to $25 per
Depositary Share), plus declared and unpaid dividends, if any, to, but excluding, the date of redemption.

Public Offering Price:	$25 per Depositary Share

Underwriting Discounts:	$0.5000 per Depositary Share for sales to certain institutions or $1,112,500 total; and
$0.7875 per Depositary Share for sales to other investors or $15,572,812.50 total (or
$17,147,812.50 if the underwriters exercise their option to purchase additional
Depositary Shares in full)

Proceeds to the Issuer, before expenses:	$533,314,687.50**

Expected Listing:	NYSE. If the application is approved, trading in the Depositary Shares is expected to commence within 30 days after the initial delivery.

CUSIP / ISIN:	05461T 305/ US05461T3059

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	BMO Capital Markets Corp. HSBC Securities (USA) Inc. ING Financial Markets LLC Lloyds Securities Inc.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The anticipated ratings of the Depositary Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

** This assumes no exercise of the underwriters’ over-allotment option and reflects 2,225,000 Depositary Shares sold to certain institutions and 19,775,000 Depositary Shares sold to other investors.

This communication does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. This communication is intended for the sole use of the person to whom it is provided by the sender.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, UBS Securities LLC at 1-888-827-7275 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.